Filed by Chemical Financial Corporation
Commission File Number: 000-08185
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lake Michigan Financial Corporation

Highlights	2014 Summary

To our shareholders:

In 2014, we had an opportunity to see our earning power truly take hold. Behind the strong performance of Lake Michigan Financial Corporation, The Bank of Holland, and The Bank of Northern Michigan, we finished the year with the most profitable quarter in our history; a net income of $3.456 million. This brought annual earnings to $10.405 million—a record year and a 15% increase over 2013. With record profitability our quarterly dividend was raised to $0.20 per share.

I am happy to say the fourth quarter brought more than record profits. It was also a time to share ideas. In October we held a company-wide conference appropriately titled "Better Together." With 170 members from our west and northern Michigan offices, we discussed our impact on clients, and how best to create value in their lives and businesses. For every one of us, trust is something that has to be earned one transaction at a time. The conference was an opportunity to take stock, so that we can continue to walk the streets of our communities as we have over the past 16 years—proud to be a part of making Michigan a better place to live.

This year we also formalized our tax credit business as a wholly owned subsidiary of Lake Michigan Financial Corporation. Known as InSite Capital, it will have its own distinct brand and legal standing; this is intentional as it will give the business greater recognition in the unique tax credit market space, while allowing for more effective oversight by management, our board, and our regulatory partners. We look forward to seeing this exciting business breathe new life into communities around the state.

Our long track record of financial performance, outstanding asset quality, and exceptional team members did not go unnoticed. It led to our pending partnership with Chemical Financial Corporation. You may be wondering how this all came about. Given our consistently strong performance over the years, we have had the luxury of being able to chart our course based on a variety of options. We were determined to find a partner that could not only endure the recent changes in the banking industry, but also thrive. After careful review, we began to consider a partnership that could meet the following needs:

-	Fit the culture of our organization
-	Share our commitment to Michigan
-	Significantly broaden our product offerings, e.g. wealth management
-	Increase our scale and lending limit, especially in our Northern Michigan and Grand Rapids markets
-	Demonstrate years of conservative growth and superior balance sheet strength
-	Share our commitment to the community-banking model
-	Give us the size to fully realize the potential of InSite Capital
-	Provide a positive earnings and dividend outlook for our shareholders

We believe Chemical Financial Corporation successfully meets all of these criteria. By becoming part of the Chemical Bank family, our clients can look forward to having access to even greater financial resources and lending strength along with an expanded network of branches throughout Michigan. We look forward to our special shareholder meeting on May 4 to vote on the combination.

Let me close by offering my sincere gratitude for your continued support. As a shareholder, you have been wonderful advocates for our business. In reflecting on what a remarkable year 2014 has been, I can say with confidence that it would not have been possible without you. Thank you, and may we look forward to many more years of financial integrity, expertise, and growth.

Garth D. Deur	Richard M. Lievense

President & CEO	Chairman of the Board

unaudited data

(In thousands, except per share data)

	2014	2013	2012	2011	2010

NET INCOME	$10,405	$9,055	$8,451	$7,030	$5,505

COMMON SHARED DATA

Net income per common share-basic	$3.22	$2.83	$2.64	$2.20	$1.72

Net income per common share-diluted	$3.20	$2.81	$2.62	$2.18	$1.72

Cash Dividends Paid	$0.72	$0.96	$0.62	$0.60	$0.32

Book Value at December 31	$27.47	$24.45	$23.64	$22.30	$20.12

BALANCE SHEET DATA

Total assets	$1,184,002	$1,093,580	$996,730	$1,019,062	$978,310

Total loans	$959,478	$858,071	$783,437	$773,980	$773,293

Total deposits	$955,601	$876,543	$839,788	$821,243	$758,222

Total shareholders equity	$89,577	$78,488	$75,529	$71,626	$64,472

Total shareholders equity to assets	7.57%	7.18%	7.58%	7.03%	6.59%

Total risk based capital	13.2%	13.4%	13.8%	13.8%	12.6%

PERFORMANCE RATIOS

Return on average assets	0.91%	0.87%	0.84%	0.71%	0.58%

Return on average shareholders Equity	12.43%	11.52%	11.38%	10.16%	8.60%

Net nearest margin	3.45%	3.30%	3.35%	3.39%	3.22%

Efficiency ratio	64.6%	63.2%	63.0%	66.7%	63.3%

ASSET QUALITY MEASURES

Allowance for loan losses to total loans	1.65%	1.74%	1.82%	1.61%	1.48%

Nonperforming assets to total assets	0.15%	0.57%	1.14%	1.57%	2.08%

Nonaccrual loans to total loans	0.17%	0.70%	0.98%	1.77%	2.23%

Annual net charge-offs to average loans	-0.02%	0.17%	0.29%	0.46%	0.51%

We are pleased to report our 2014 Lake Michigan Financial Corporation financial and operating results.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger agreement or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction

Chemical Financial Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Lake Michigan Financial shareholders will receive if the transaction is consummated. The registration statement contains a prospectus and a proxy statement for the meeting at which the Lake Michigan Financial shareholders will consider approval of the merger agreement. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they will contain important information about Chemical, Lake Michigan Financial, and the transaction. Investors may obtain the documents free of charge at the SEC's website, www.sec.gov, by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting Lake Michigan Financial Corporation, 150 Central Avenue, Holland, Michigan 49423, Attention: Mr. James Luyk, Investor Relations, telephone 616-546-4078. INVESTORS SHOULD READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Lake Michigan Financial and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Lake Michigan Financial shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Lake Michigan Financial shareholders in connection with the proposed transaction is set forth in the prospectus and proxy statement that has been filed with the SEC. Free copies of this document may be obtained as described above.